Envista Holdings Corporation
200 S. Kraemer Blvd., Building E
Brea, California 92821
September 13, 2019
VIA EDGAR AND EMAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Envista Holdings Corporation
Registration Statement on Form S-1 (File No. 333-232758)
Ladies and Gentlemen:
We refer to the registration statement on Form S-1 (File No. 333- 232758) (as amended, the “Registration Statement”), of Envista Holdings Corporation (the “Company”), relating to the registration of the Company’s common stock, par value $0.01 per share.
In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on Tuesday, September 17, 2019, or as soon as practicable thereafter.
Please call Thomas W. Greenberg of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-7886, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Envista Holdings Corporation

By:	/s/ Amir Aghdaei
Name: Amir Aghdaei
Title: President, Chief Executive Officer. (Principal Executive Officer) and Director

cc:	James F. O'Reilly
(Danaher Corporation)